Exhibit 21.1

SUBSIDIARIES OF OLLIE’S BARGAIN OUTLET HOLDINGS, INC.
Subsidiary Bargain Parent, Inc.	State or Other Jurisdiction of Formation Delaware
Ollie’s Holdings, Inc.	Delaware
Ollie’s Bargain Outlet, Inc.	Pennsylvania
OBO Ventures, Inc.	Pennsylvania